Exhibit 99.1

Lianhe Sowell International Group Ltd
(incorporated under the laws of the Cayman Islands)
(NASDAQ: LHSW)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of Lianhe Sowell International Group Ltd (the “Company”) will be held on March 25, 2026, at 10:00 p.m. Eastern Time (or March 26, 2026, at 10:00 a.m. Beijing time), in a hybrid-meeting format. In-person participants will be able to attend the Meeting at 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China. Remote participants will be able to attend the Meeting via https://loeb.zoom.us/j/94835451401. The purposes of the Meeting will be convened for the shareholders of the Company (the “Shareholders”) to consider and, if thought fit, pass the following resolutions following purposes:

1.	It is resolved, as an ordinary resolution, that

A.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date of the Board may determine (the “Effective Date”):

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated , at any one time or multiple times during a period of up to two (2) years of the date of the Meeting held on 25 March 2026, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(b)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

2.	It is resolved, as a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation (if and to the extent effected); and

3.	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” for all the items.

The Board has fixed the close of business on March 6, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at sowellrobot.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about March 10, 2026.

By Order of the Board of Directors,

/s/ Dengyao Jia
Dengyao Jia
Chairman of the Board of Directors

March 10, 2026

LIANHE SOWELL INTERNATIONAL GROUP LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 25, 2026, at 10:00 pm Eastern Time
(or March 26, 2026, at 10:00 am Beijing time)

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Lianhe Sowell International Group Ltd (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on March 25, 2026, at 10:00 p.m. Eastern Time (or March 26, 2026, at 10:00 a.m. Beijing time), in a hybrid-meeting format. In-person participants will be able to attend the Meeting at 15th Floor, Sannuo Smart Building, No. 3388 Binhai Ave, Binhai Community, Nanshan District, Shenzhen, China. Remote participants will be able to attend the Meeting via https://loeb.zoom.us/j/94835451401. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on March 6, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less one-third of the voting rights of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.	an ordinary resolution to approve the Share Consolidations (as defined below);

2.	a special resolution to adopt the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”); and

3.	an ordinary resolution to approve the adjournment of the Meeting, if necessary, to permit further solicitation and vote of proxies.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

PROPOSAL NO. 1

THE SHARE CONSOLIDATION

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the consolidation of the Company’s authorised, issued and outstanding shares of the Company (collectively, the “Shares”), at any one time or multiple times within a period of two (2) years from the date of the Meeting at the consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association.

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, that:

A.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date of the Board may determine (the “Effective Date”):

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated , at any one time or multiple times during a period of up to two (2) years of the date of the Meeting held on 25 March 2026, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, the “Share Consolidations”, and each a “Share Consolidation”) shall not be less than 2:1 nor greater than 3,000:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;

(b)	no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

Proposal No. 1 will be approved as an ordinary resolution, meaning that the proposal will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 2

ADOPTION OF THE AMENDED M&A

The Board of Directors deems it advisable and is recommending that our shareholders approve and adopt, by a special resolution, the Amended M&A.

The resolution to be proposed shall be as follows:

It is resolved, as a special resolution, that subject to and immediately following a Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant Share Consolidation (if and to the extent effected).

Proposal No. 2 will be approved as a special resolution, meaning that the proposal will be approved if a majority of not less than two-thirds of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE AMENDED M&A.

PROPOSAL NO. 3

ADJOURNMENT

The Board of Directors directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the adjournment of the Meeting to a later date or dates or sine die, if necessary, permission of further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The resolution to be proposed shall be as follows:

It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Proposal No. 3 will be approved as an ordinary resolution, meaning that the proposal will be approved if a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 10, 2026	/s/ Dengyao Jia
Dengyao Jia
Chairman of the Board of Directors